SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat’s Cellular Subscribers

Reached 12.87 million by the end of First Half 2005

Jakarta, 25 July 2005. Consistent with its strategy to focus on the development of its cellular business, PT Indosat Tbk’s (”Indosat” or the ”Company”) cellular service recorded continued growth in the number of cellular subscribers for the First Half 2005 with 12.87 million as of June 30, 2005.

”Our growth of cellular subscribers in the first half 2005 showed encouraging results with subscribers recorded around 12.87 million by end of June 2005,” stated Hasnul Suhaimi, Indosat’s President Director. “With our planned capital expenditures for 2005 and 2006, we expect that the service quality and coverage of our cellular service business will continue to improve”, added Hasnul.

During the Indonesian Cellular Show, which was held from 21 to 24 July 2005, Indosat announced the launch of innovative cellular products such as ”I Say” which allows customers to send voice messages via SMS and ”I Memova” which will deliver ”push mail services” for prepaid customers via MMS.

In addition, Indosat is scheduled to receive awards for Indonesia’s Best Managed Companies, Best Corporate Governance and Best Investor Relations on Tuesday, 26 July 2005 following Finance Asia’s 2005 Best Companies Polls which compile responses from over 200 leading fund managers and equity analysts in the Asia-Pacific region.

Indosat is a leading Indonesian telecommunications and information provider that offers: cellular services (Mentari, Matrix and IM3), IDD services (IDD 001, IDD 08 and FlatCall 016), fixed wireless services (StarOne) and Multimedia, Data Communication and Internet services (MIDI). Indosat’s shares are listed on the Jakarta Stock Exchange and Surabaya Stock Exchange (JSX: ISAT), and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: IIT).

For further information please contact:

Corporate Secretary

Tell: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operations and may also contain certain projections, plans, strategies, and objectives of Indosat that are not statements of historical fact which would be treated as forward-looking statements within the meaning of applicable law. Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward-looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and its management, as well as financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : July 27, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director